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                                                                 Exhibit (c)(11)


                         TERMINATION BENEFITS AGREEMENT


         This Termination Benefits agreement (the "Agreement") is made and entered into as of this 15th day of September, 1993, by and between HOLOPHANE COMPANY, INC., a Delaware corporation, and HOLOPHANE HOLDINGS CORPORATION, a Delaware corporation (collectively referred to as the "Company", and Bruce A. Philp, (the "Executive")

                               W I N E S S E T H:

         WHEREAS, the Executive has served the Company in the past and is expected to continue to serve the Company in the future as a key Executive officer and to make a major contribution to the profitability, growth and financial strength of the Company; and

         WHEREAS, the Company desires to provide income security upon the terms and subject to the conditions contained herein in the event that the Executive's employment with the Company is terminated after a Change in Control either voluntarily by the Executive for Good Reason or involuntarily by the Company without Cause;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive agree as set forth below.

         1. Definitions. For purposes of this Agreement, the following terms shall have the meanings contained herein:

         (a) Bonus Plan. The term "Bonus Plant" shall mean the Holophane Bonus Plan, as may be amended by the Company from time to time, a copy of which is attached hereto as Exhibit A.

         (b) Cause. The term "Cause" shall mean (i) the Executive being convicted of a felony involving moral turpitude, provided that such conviction would at the time have a material adverse effect on the Company in the reasonable opinion of the Board of Directors of the Company, (ii) gross and willful misconduct by the Executive which is deemed to be injurious to the Company by the Company's Board of Directors, (iii) a finding of gross dishonesty of the Executive, (iv) willful malfeasance or gross negligence, or failure to act involving material nonfeasance, provided that in the case of such gross negligence or material nonfeasance it would at the time have a material adverse effect on the Company in the reasonable opinion of the Board of Directors of the Company, (v) insubordination or refusal to perform assigned duties consistent with the duties of the Executive prior to the occurrence of any Change in Control or (vi) the Executive's material breach of his obligations contained in
Section 14 (Trade Secrets and Confidential Information; Non--competition Agreement) of that certain Stock Purchase and Stockholders Agreement, dated June 30, 1989, by and among


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Holophane Holdings Corporation and each of the other stockholders thereto, to which the Executive was concurrently made a party.

         (c) Change in Control. The term "Change in Control" shall mean the occurrence of any of the following events after the date of this Agreement (i) the acquisition by any individual, entity or group [within the meaning of
Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")] (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty percent (20%) or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors ("Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change in Control (A) any acquisition by the Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, (C) any acquisition by the Executive (or a group including the Executive) or (D) any acquisition by any Person who on the date of this Agreement was the beneficial owner of twenty percent (20%) or more of the combined voting power of the Voting Securities of the Company outstanding on such date; or (ii) a change in the composition of a majority of the Board of Directors of the Company within a three (3) year period, which change shall not have been approved by a majority of the persons then surviving as Directors who also comprised the Board of Directors of the Company immediately prior to the commencement of such period; or (iii) the consummation of any reorganization, merger or consolidation other than a reorganization, merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least sixty percent (60%) of the combined voting power of the Voting Securities of the Company or such surviving entity outstanding immediately after such reorganization, merger or consolidation; or
(iv) the consummation of a plan of complete liquidation of the Company or of an agreement for the sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all of the Company's assets.

         (d) Date of Termination. The term "Date of Termination" shall mean (i) if the Executive terminates his employment for Good Reason, the date that is thirty (30) days after Notice of Termination (as defined in Section 6) is given (provided that the Company does not cure such event during that thirty- (30-) day period); and (ii) if the Executive's employment is terminated by the Company other than for Cause, death or Disability the date that is one (1) month after Notice of Termination (as defined in Section 6) is given.

         (e) Disability. The term "Disability" shall mean the inability of the Executive due to illness (mental or physical), accident, or otherwise, to perform his duties for any period of ninety (90) consecutive days, as determined by an independent


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physician selected by the Company and reasonably acceptable to the Executive or his legal representative.

         (f) Good Reason. The term "Good Reason" shall mean, without the Executive's written consent, (i) the Company assigns the Executive to duties materially inconsistent in any respect with his position, authority, duties or responsibilities or takes any other action that results in a material diminution in such position, authority, duties or responsibilities (ii) the Executive's base salary, or his annual or long term bonus award under the Bonus Plan, is reduced for any reason other than in connection with the termination of his employment (for this purpose, the Executive's bonus award shall include (A) the Executive's share of the annual or long term bonus pool in the Bonus Plan and/or
(B) the terms and conditions of the Bonus Plan), (iii) the Company increases the base salary for senior executive officers of the Company generally without similarly increasing the base salary of the Executive; (iv) for any reason other than in connection with the termination of the Executive's employment, the Company materially reduces fringe benefits provided to the Executive prior to the Change in Control, unless the Company agrees, as evidenced by the Executive's written consent, to fully compensate the Executive for any such material reduction; (v) the assignment of the Executive1 without his prior written consent, to a Company office located outside of the central Ohio area; and (vi) the Company's failure to obtain an agreement from any successor or assign of the Company to assume and to agree to perform this Agreement.

         2. Eligibility for Benefits. The Company agrees to pay to the Executive the benefits specified in Section 3 hereof if (a) there is a Change in Control and (b) within two (2) years after the Change in Control occurs (i) the Company terminates the employment of the Executive for any reason other than Cause, death, or Disability, or (ii) the Executive voluntarily terminates employment with the Company for Good Reason. In addition, at the time of the occurrence of a Change in Control, the Executive shall become fully vested in all employee benefit programs (other than any tax qualified retirement or savings plan, the Executive's interest in which shall vest in accordance with such plan's terms), including without limitation, all stock options, in which he was a participant at the time of the Change in Control.

         3. Benefits Upon Termination of Employment . If the Executive is entitled to benefits pursuant to Section 2 hereof, the Company agrees to pay to the Executive as termination compensation the following:

            (a) a single lump sum payment, payable within five (5) days of the Date of Termination, equal to the sum of (i) any portion of the Executive's base salary that is accrued but unpaid, any vacation that is accrued but unused, and any business expenses that are unreimbursed--all, determined as of the Date of Termination; and (ii) a pro rata award under the Bonus Plan (both annual and long-term bonus), with proration based on the Executive's service completed during the period for which the




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award is determined and the results as of the Date of Termination;

            (b) For a period of eighteen (18) months following the Date of Termination, continuation of all fringe benefits to which the Executive was entitled at the Date of Termination;

            (c) A single lump sum payment, payable within five (5) days of the Date of Termination, equal to the sum of (i) one and one-half times the Executive's base salary in effect upon the Date of Termination, plus (ii) one and one-half times the Executive's target annual bonus, determined under the Bonus Plan, based upon the Executive's base salary at the Date of Termination, plus (iii) the maximum three-year bonus payment possible under the terms of the Bonus Plan minus amounts already paid to the Executive with respect to such three-year period;

            (d) Reimbursement of all expenses incurred by the Executive through the use of any executive out-placement services to assist him to seek other employment, which shall include, but not be limited to (i) secretarial services, use of an office, phone, office supplies and office services comparable to the level of such services and supplies available to the Executive prior to the Date of Termination and (ii) all unreimbursed travel expenses incurred by the Executive to seek other employment up to a maximum amount of Five Thousand Dollars ($5,000);

            (e) A single lump sum payment, payable within five (5) days of the Date of Termination, equal to the Executive's non-vested interest under any tax qualified retirement or savings plan maintained by the Company which is forfeited by the Executive under such plan's terms upon his termination of employment; and

            (f) Reimbursement for any excise tax incurred by the Executive under
Section 4999 of the Internal Revenue Code due to any payment under this Agreement, plus reimbursement for any additional income taxes incurred by the Executive resulting from the reimbursement by the Company of such excise tax.

         4. Enforcement of Agreement. If, following a Change in control, the Executive becomes involved in any legal proceeding to either enforce or defend his rights under this Agreement, all legal expenses incurred by the Executive in such action shall be paid by the Company to the extent that the Executive prevails in such action and fifty percent (50%) of the legal expenses incurred by the Executive in such action shall be paid by the Company to the extent that the Executive does not prevail.

         5. No Duty to Mitigate. The amounts payable to the Executive under this Agreement shall not be treated as damages but as severance compensation to which the Executive is entitled by reason of termination of employment in the circumstances contemplated by this Agreement. The Company shall not be entitled to set off against the amounts payable to the Executive of any amounts earned by the Executive from other employment after




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termination of employment with the Company, or any amounts which might have been earned by the Executive from other employment had other such employment been sought.

         6. Notice of Termination. Any purported termination of employment by the Company or by the Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 7 hereof. With respect to any termination of employment by the Executive for Good Reason, the Executive shall have ninety (90) days following the occurrence of any event described in Section 1(f) to provide the Company with Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

         7. Notices. Any notice to be given pursuant to this Agreement shall be in writing and shall be deemed duly given three (3) days after deposit in the mail, certified mail, return receipt requested, to the party to receive such notice at the address specified below:

            If to the Company:          Holophane Company, Inc.
                                        250 East Broad Street
                                        Columbus, Ohio 43215
                                        Attention: Corporate Secretary

            If to the Executive:        Bruce A. Philp
                                        657 Whitetail Drive
                                        Gahanna, Ohio 43230

         Either party may change its name and/or address for purposes of this section by giving the other written notice of the new name and/or address in the manner set forth above.

         8. Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, administrators, heirs, personal representatives, successors and assigns, but neither this Agreement nor any right hereunder may be assigned or transferred by either party hereto, any beneficiary or any other person, nor be subject to alienation, anticipation, sale, pledge, encumbrance, execution, levy or other legal process of any kind against the Executive, his beneficiary, or any other person. Notwithstanding the foregoing, the Company will assign this Agreement to any corporation or other business entity succeeding to substantially all of the business and assets of the Company by merger, consolidation, sale of assets, or otherwise and shall obtain the assumption of this Agreement by such successor.

         9. Waiver of Breach. The waiver by the Company or the Executive of a breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any subsequent breach by the other.




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         10. Entire Agreement/Modification. This Agreement, shall supersede any and all other agreements, either oral or written, between the parties hereto with respect to the subject matter hereof. Each party to this Agreement acknowledges that no other representations, inducements, promises or agreements, orally or otherwise, have been made by any party or anyone acting on behalf of any party, and that no other agreement, statement or promise with respect to the subject matter hereof not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing, signed by the party to be charged.

         11. Partial Invalidity. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

         12. Governing Law. The validity of this Agreement and the interpretation and performance of all of its terms shall be governed by the laws of the State of Ohio.

         13. Captions. The captions in this Agreement are for convenience and for identification purposes only, are not an integral part of this Agreement and are not to be considered in the interpretation of any part hereof.

         14. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but together shall constitute one and the same document.

         IN WITNESS WHEREOF, Holophane Company, Inc. and Holophane Holdings Corporation have each caused this Agreement to be executed by the members of its Compensation Committee and the Executive has executed the same as of the day and year first above written.

                                          HOLOPHANE COMPANY, INC.
                                          HOLOPHANE HOLDINGS CORPORATION


                                          By:_____________________

                                          Title:  Chairman, CEO
                                                --------------------------
                                                  Bruce A. Philp




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                                  AMENDMENT TO

                         TERMINATION BENEFITS AGREEMENT

                                     BETWEEN
                             HOLOPHANE COMPANY, INC
                     (PREDECESSOR TO HOLOPHANE CORPORATION)
                                       AND

                         ------------------------------

WHEREAS, Holophane Company, Inc., predecessor to Holophane Corporation, ("Company") and _________________ ("Employee") entered into a Termination Benefits Agreement dated ________________ ("Agreement");

WHEREAS, Company and Employee want to modify the Agreement as provided in this amendment;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, Company and Employee agree to the following amendments this 1st day of June, 1999.

         Effective immediately, Section 3 of the Agreement is amended by the addition of new subsection 3(g), to read, in its entirety, as follows:

                           (g) Regardless of any other provision of this section
                  or Agreement, Employee may elect to defer the date that any or of the all cash benefits described in Section 3(a) and (c) are paid. This election must be made in writing and delivered to the Company at the address given in Section 7 before the occurrence of a "Change in Control" (as defined in Section 1(c)). If this election is filed, the Company will transfer to the Holophane Corporation Second Amended and Restated Supplemental Executive Retirement Plan ("SERP"), the cash amount that otherwise would be distributed to Employee under
                  Section 3(a) and (c). These amounts will be credited to the Employee's Deferred Compensation Account under the SERP and distributed under the terms of that program. However, any other benefits provided under Section 3 will be unaffected by this election and will be provided or paid as provided in
                  Section 3 without regard to this paragraph.

         Effective immediately, Section 3(b) of the Agreement is amended to read, in its entirety, as follows:

                  (b) For a period of eighteen (18) months following the Date of Termination, continuation of all fringe benefits to which the Employee was entitled at the Date of Termination. For purposes of



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                            this Agreement, "fringe benefits" includes all
                            health and life insurance coverages, sick leave and disability programs, tax-qualified retirement plan contributions, stock option plans, participation in the Company's Supplemental Executive Retirement Plan, the Company's Executive Deferred Compensation Plan or Executive Deferred Compensation Program, whichever is appropriate, and any club memberships reimbursed by the Company on the Date of Termination.

IN WITNESS WHEREOF, Holophane Corporation, as successor to Holophane Company, Inc. and Holophane Holdings Corporation has caused this Agreement to be executed by the members of its Compensation Committee and the Employee has executed the same as of the day and year first above written.


                                   HOLOPHANE CORPORATION

                                   By: __________________________


                                   By: __________________________

                                   Accepted:

                                   ______________________________



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SAMPLE NOTICE TO BE FILED BY AN AFFECTED OFFICER ELECTING TO DEFER SERP BENEFITS
PAYABLE UPON A CHANGE IN CONTROL. THIS LETTER SHOULD BE REPRODUCED ON EACH OFFICER'S STATIONERY.

BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED

                                                                          [Date]

Holophane Corporation
250 East Broad Street
Columbus, Ohio 43215

Re:      Election to Defer Change in Control Benefits

Dear Sir:

Previously, I entered into a Termination Benefits Agreement with Holophane Company, Inc., and Holophane Holding Company (the "Agreement"), predecessors to Holophane Corporation. Under the terms of the Agreement, I am permitted to continue my participation in the Holophane Corporation Second Amended and Restated Supplemental Executive Retirement Plan (the "SERP") for a specified time after my termination of employment following a change in control. Effective June 1, 1999, the SERP was amended to allow eligible participants to defer payment of cash amounts payable under the Agreement in the event of a change in control. If deferred, these amounts will be credited to my Deferred Compensation Account under the SERP and distributed under the terms of that program.

By signing below, I hereby elect:

     o To defer ____% of any cash benefits that may become payable to me under the Agreement on account of a change in control occurring after the date of this letter; and

     o   To receive those amounts under the terms of the SERP.

Please let me know that you have received this election by returning to me a signed copy of this letter.

Cordially,



Received and accepted on behalf of the Holophane Corporation.

By: ________________________________

Date accepted: _____________________